Exhibit 12.1
STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(UNAUDITED)

Successor
Year Ended December 31, 2014
(in millions)
Fixed Charges:
Interest cost and debt expense	$145
Interest allocable to rental expense (1)	6
Total	$151
Earnings:
Income before income tax expense (2)	$325
Income before income tax expense attributable to noncontrolling interests	(15)
Equity in income of 50 percent or less owned affiliated companies	(25)
Dividends received from 50 percent or less owned affiliated companies (3)	14
Fixed charges	151
Interest capitalized	(78)
Amortization of previously capitalized interest	1
Total	$373

Ratio of Earnings to Fixed Charges	2.5

(1)	Represents one-third of the total operating lease rental expense, which is that portion deemed to be interest.

(2)	Represents income before income tax expense for all consolidated entities, including Inland Corporation, Mid-Valley Pipeline Company, West Texas Gulf Pipe Line Company and Price River Terminal, LLC.

(3)
Represents dividends received from equity-method investments, which excludes dividends from Inland Corporation, Mid-Valley Pipeline Company, West Texas Gulf Pipe Line Company and Price River Terminal, LLC.